

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2012

Via Facsimile
Scott J. Ulm
Co-Chief Executive Officer
ARMOUR Residential REIT, Inc.
3001 Ocean Drive, Suite 201
Vero Beach, Florida 32963

> **Re: ARMOUR Residential REIT, Inc.**
> **Form 10-K**
> **Filed March 6, 2012**
> **File No. 001-34766**

Dear Mr. Ulm:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Business..page 3

Overview, page 3

1) We note your disclosure that investments include Agency Securities, Agency Debt, U.S. Treasuries and money market instruments including reverse repurchase agreements. In future periodic filings, please provide a breakdown of the percentage of your current portfolio represented by each of these target asset types.

Item 7. Management's Discussion and Analysis..page 27

Contractual Obligations and Commitments, page 40

2) In future periodic filings please update your tabular disclosure to include a column for contractual obligations greater than five years to comply with Regulation S-X Item 303. Include a footnote to the table, to the extent applicable, if there are no obligations exceeding five years.

Consolidated Statements of Operations..page F-6

3) Please reconcile the difference between the amount of unrealized loss on derivatives as of December 31, 2011 as disclosed on your statement of operations with the amount disclosed on your statement of cash flows.

Agency Securities, Available for Sale..page F-13

4) We note your disclosure on pg. F-10 that financial instrument investments consist of Agency Securities, Agency Debt, U.S. Treasuries and money market instruments including reverse repurchase agreements as of December 31, 2011. In future periodic filings please revise your footnote to provide the required disclosures by each major security type described above. Discuss any significant changes in major security types from period to period in your Management's Discussion and Analysis as appropriate.

Repurchase Agreements..page F-21

5) For those repurchase agreements accounted for as collateralized financings, please quantify the average quarterly balance for each of the quarters you have engaged in this type of financing. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts. Please disclose this information in future periodic filings, and show us the disclosure you intend to provide. Additionally, when applicable, please show this information for each of the quarters in the past three years in your future period filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka at (202) 551-3856 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

/s/ Robert F Telewicz Jr.

Robert F Telewicz Jr.
Senior Staff Accountant